# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BlackRock MuniYield Fund, Inc., CIK 0000879361
CUSIP: 09253W104
Title of class of securities: Common
Address of issuer's principal executive offices: 100 Bellevue Parkway, Wilmington, Delaware (DE), 19809
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001398344-24-003085
Filed by CIK 0001447578

## Reporting persons
- RIVERNORTH CAPITAL MANAGEMENT, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 4,586,833; shared voting power 0; sole dispositive power 4,586,833; shared dispositive power 0; aggregate amount beneficially owned 4,586,833 (10.03% of the class)

## Item 1. Issuer
Name of issuer: BlackRock MuniYield Fund, Inc.
Address of issuer's principal executive offices: 100 Bellevue Parkway, Wilmington, Delaware, 19809

## Item 2. Person Filing
Name of person filing: RiverNorth Capital Management, LLC
Address of principal business office or, if none, residence:
360 S. Rosemary Avenue, Ste. 1420
West Palm Beach, Florida 33401
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 4586833
Percent of class: 10.03
Sole power to vote or to direct the vote: 4586833
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4586833
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Other persons have the right to receive the proceeds from the sale of the securities reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- RIVERNORTH CAPITAL MANAGEMENT, LLC: /s/ Marcus Collins, Marcus Collins, General Counsel and Chief Compliance Officer (01/10/2025)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct